UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15(d)-16 of the Securities Exchange Act of 1934

For the Month of: July 2014

Commission File Number: 000-55134

CBD Energy Limited

(Exact name of registrant as specified in its charter)

Suite 2-Level 2

53 Cross Street

Double Bay, Sydney, NSW 2028

AUSTRALIA

(Address of principal executive offices)

N/A

(Former name or former address)

Indicate by check mark whether the registrant files or will file annual reports under cover of From 20-F or 40-F.

Form 20-F ☒ Form 40-F ☐

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

☐	Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Entry into a Material Definitive Agreement/Issuance of Unregistered Equity Securities

On July 3, 2014, CBD Acquisition Holdings, Inc. (“Acquisition Sub”), a Delaware corporation and wholly-owned subsidiary of CBD Energy Limited (the “Company”) entered into an equity purchase agreement (the “Agreement”) with the members (the “Members”) of Green Earth Developers, LLC (“GED”), a Georgia limited liability company, pursuant to which Acquisition Sub acquired all of the outstanding equity interests of GED from the Members. Consideration paid to the Members consisted of a combination of cash, deferred cash payment obligations and Company ordinary shares (“Shares”). The Agreement contains customary representations, warranties, covenants and indemnification provisions.

GED is an engineering, procurement, construction and management (“EPCM”) company focused on the renewable electric power sector. GED’s targeted client base consists of U.S. developers of solar power generation projects, general contractors/suppliers of sub-station/interconnection works, utilities and businesses that install commercial-scale solar generation capacity. From its inception in October 2012 through the date of its acquisition by the Company, GED installed approximately 11.5MW of solar PV generating capacity and related interconnection equipment.

The Shares issued to the Members as consideration for the outstanding equity interests of GED were issued in reliance upon certain exemptions from the registration requirements of the United States Securities Act of 1933, as amended. The Agreement provides that the Members will not transfer the Shares for a period of six months following their acquisition and the Shares are subject to certain buy-back rights of Acquisition Sub, the Company or their designee, in the event the Members fail to pay any indemnification payments required to be made under the Agreement.

Upon consummation of the Agreement, GED entered into a three-year employment contract with each of Donald Reed, GED’s Chief Executive Officer, and Chad Reed, GED’s Senior Vice President. The employment agreements provide that Donald Reed will assume the title of President – U.S. Commercial/Utility, and Chad Reed will assume the title of Vice President, Operations – U.S. Commercial Utility.

Press Release

On July 7, 2014, the Company issued a press release, a copy of which is attached as Exhibit 99.1 to this Report on Form 6-K.

The information contained in the press release is being furnished to the Commission and shall not be deemed incorporated by reference into any of the Registrant’s registration statements or other filings with the Commission.

Exhibit Table

99.1	Press Release issued by CBD Energy Limited dated July 7, 2104, announcing the acquisition of Green Earth Developers, LLC.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CBD Energy Limited

July 7, 2014	By:	/s/ Gerard McGowan
Gerard McGowan
Chairman & Managing Director

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